UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

INSTALLED BUILDING PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

45780R101

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45780R101

1.	NAMES OF REPORTING PERSONS TCI Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,473,658
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,473,658
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,473,658
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6% (See Item 4(b))
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 45780R101

1.	NAMES OF REPORTING PERSONS J. Michael Nixon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Shares held by TCI Holdings, LLC: 1,473,658 (see Item 4)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER Shares held by TCI Holdings, LLC: 1,473,658 (see Item 4)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,473,658
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6% (See Item 4(b))
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 45780R101

Item 1.

(a)	Name of Issuer Installed Building Products, Inc.
(b)	Address of Issuer’s Principal Executive Offices 495 S. High Street, Suite 50 Columbus, OH 43215

Item 2.

(a)

Name of Person Filing

TCI Holdings, LLC

J. Michael Nixon

The shares of common stock covered by this statement consist of 1,473,658 held by TCI Holdings, LLC. J. Michael Nixon is a member and the manager of TCI Holdings, LLC.

(b)	Address of the Principal Office or, if none, residence TCI Holdings, LLC and J. Michael Nixon 12540 Broadwell Road, Suite 1202 Alpharetta, GA 30004
(c)	Citizenship Mr. Nixon is a citizen of the United States of America. TCI Holdings, LLC is a limited liability company formed under the laws of the State of Georgia.
(d)	Title of Class of Securities Common Stock, par value $0.01
(e)	CUSIP Number 45780R101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 45780R101

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 1,473,658

The shares of common stock covered by this statement consist of 1,473,658 held by TCI Holdings, LLC. J. Michael Nixon is a member of and the manager of TCI Holdings, LLC. As the manager of TCI Holdings, LLC, Mr. Nixon has sole voting and dispositive power over the shares held by TCI Holdings, LLC.

(b)	Percent of class: 4.6%*

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: TCI Holdings, LLC and J. Michael Nixon: 1,473,658

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition: TCI Holdings, LLC and J. Michael Nixon: 1,473,658

	(iv)	Shared power to dispose or to direct the disposition: 0

*	The percentage amount is based on 31,862,561 shares of Common Stock outstanding as of October 30, 2017 as indicated by the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not	Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 45780R101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2018	TCI HOLDINGS, LLC

	By:	/s/ J. Michael Nixon
J. Michael Nixon
Manager

/s/ J. Michael Nixon
J. Michael Nixon (individually)